Mail Stop 3561

January 9, 2008

C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **Re: Tata Motors Limited**
> **File No. 001-32294**
> **Form 20-F: For the fiscal year ended March 31, 2007**

Dear Mr. Ramakrishnan:

We have reviewed your December 10, 2007 correspondence and have the following comments. We believe you should revise your future filings in response to comment number three. If you disagree, we will consider your explanation as to why a revision is unnecessary. In addition, comment numbers one, two, four, and five request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR within ten business days from the date of this letter.

Form 20-F: For the fiscal year ended March 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.   In connection with your response to our prior comment number 2, please tell us the terms and conditions of your sales to the independent dealers and describe the financing arrangements provided, if any. If you provide financing, tell us where the transaction is presented in the balance sheet and where the related cash flow effects are presented in the statement of cash flows.

2.   In regard to the intended reclassification identified in your response to our prior comment number 2, please show us the impact on your statement of cash flows and tell us why you believe it to be not material. Additionally, clarify for us whether you own dealers other than CMIL that you consolidate in your financial statements.

Notes to the Consolidated Financial Statements, page F-11

Note 4: Finance Receivables, page F-21

3.   In regard to your response to our prior comment number 3, we note you disclose in "Note 4: Finance Receivables" that the net investment in finance receivables consists of sales type and direct finance leases. Please segregate for us and in your disclosure the net investment for each type of lease.

4.   In view that "finance receivables, net" presented on the balance sheet is fully associated with leases, please tell us where loans made to customers who borrow funds in purchasing vehicles are presented in the balance sheet and where the related cash flow effects are presented in the statement of cash flows.

Exhibit 13

5.   Refer to prior comment 4. We note that you intend to file an amendment to the 2007 Form 20-F in order to submit a revised Exhibit 13 that reflects correction of a typographical error in the specified reporting period. Please tell us when you will file the amendment.

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You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief